UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     July 2007                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated July 19, 2007

2.

News Release dated July 24, 2007

3.

News Release dated August 8, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: October 1, 2007	Signed: /s/ Craig Steinke
Craig Steinke Director

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON AUGUST 8, 2007

UNBRIDLED ENERGY PROVIDES OPERATIONAL UPDATE ON U.S. OPERATIONS

CALGARY-PITTSBURGH · August 8, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) is pleased to provide the following U.S. operational update.

Chautauqua Lake Properties, Chautauqua County, New York

The Company has signed a Letter of Intent, with a local operator, to purchase additional acreage around its Chautauqua Lake property. This purchase will include a working interest in 24 wells and over 12 miles of 2D seismic data across the acreage. Many of the 24 wells are completed in the shallow, oil prone Bass Island formation. These 24 wells, coupled with the two existing Bass Island wells currently held by the Company, will consolidate the trend on the Chautauqua Lake Property. It is Unbridled’s intention to drill additional Bass Island wells and further develop the remaining potential in existing wells. There is deeper Medina/Whirlpool potential on the proposed acquisition acreage and in some of the 24 wells. The Medina/Whirlpool is the common producing formation in the Company’s existing production.

This acquisition also includes the deep rights below the Medina/Whirlpool formations under Unbridled’s existing 13,280 acres, with an additional 960 acres of mineral rights. These deep rights were not included in Unbridled’s original purchase of 13,280 acres from Linn Energy. The Company believes the deep rights offer additional potential in new tight gas sands and shales under the acreage. The accompanying seismic data will help further evaluate that potential.

Workovers have now been completed on all 11 Medina/Whirpool gas wells on the Company’s existing acreage. As planned, the workover program went smoothly and at minimal expense. In addition, one Bass Island oil/gas well has been placed back into production. The second Bass Island oil/gas well will be equipped with a conventional rod and beam pumping unit and placed into production in the next 60 days. The well was previously produced as a flowing oil well.

The geologic and completion/stimulation studies for this property are now complete. Authority for Expenditures (AFE) are completed for drilling new infill and development wells and are scheduled to commence in Q4 2007. A drilling rig has been identified to provide services as planned.

OHIO RIVER PLAY, OHIO

The Company is in late-stage negotiations with an operator to partner on drilling multiple test wells, before calendar year-end, on Unbridled’s approximate 23,000 acres. Unbridled will be the designated operator and will jointly design the drilling, completion, and testing program in the Devonian shales with its new partner. A Letter of Intent is expected to be signed shortly.

Separately, the Company is in negotiations with another operator in this area to purchase existing wells, acreage and pipeline access to sell the gas.

TRI-STATE PLAY, APPALACHIAN BASIN, NY

The Company is in early stage negotiations with several operators on joint venture opportunities in this area for the purpose of drilling horizontal and infill wells. Two operators have expressed serious interest to team with Unbridled to utilize their technical expertise. The Company will keep shareholders apprised as discussions progress.

President & CEO, Joe Frantz said, “In the U.S., we are excited about expanding our position in New York and Ohio. We are close to completing a partnership agreement with another well known and respected operator to drill and test the Devonian shales in Ohio. AFE’s are being developed to drill the new wells in New York and Ohio and rigs will be available. Overall, we are executing our plan to exploit the reserves in New York and test the shale in Ohio with horizontal and vertical wells. South of our Ohio position, in West Virginia, Cabot has recently announced some excellent production results from horizontal shale wells. We look forward to similar success on our acreage. We also have the Clinton sandstone under portions of our acreage to exploit. In our Tri-State play, we are encouraged with JV opportunity negotiations. It takes time to negotiate the details of these deals, but we look forward to executing a significant transaction by early Q4 2007, with drilling to begin by year-end or early Q1 2008”.

About Unbridled Energy

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a lower risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the 580,000 square mile Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact the Company’s Investor Relations, Mark Mastilliak, at 1-800-940-6781 or visit www.unbridledenergy.com.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this release include statements regarding future acquisitions, exploration and joint venture opportunities. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements with respect to the Company’s plans for the use of proceeds include: the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON JULY 18, 2007

UNBRIDLED ENERGY ISSUES STOCK OPTIONS

CALGARY-PITTSBURGH · July 18, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) announces it has granted incentive stock options to a consultant, certain employees, directors and senior officers to purchase up to 715,000 shares at $0.75 per share, exercisable up to July 17, 2012.

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a lower risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the 580,000 square mile Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Joseph H. Frantz Jr.

President & CEO

For information on the Company, please contact the Company’s Investor Relations at 1-800-940-6781.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON JULY 24, 2007

UNBRIDLED ENERGY PROVIDES OPERATIONAL
UPDATE ON CANADIAN OPERATIONS

CALGARY-PITTSBURGH · July 24, 2007 · Unbridled Energy Corporation (TSX.V: UNE/ Frankfurt: 04U/OTC: UNEFF.PK) (the “Company”) is pleased to provide the following operational update on their Canadian operations.

NEW SHALE PLAYS

The Company is finalizing its land strategy on three internally-generated shale gas plays in Western Canada. Negotiations with third parties relative to the acquisition of existing wells and associated lands in conjunction with closing farmin opportunities should position the Company well to move on these resource plays by Q4 of 2007 and Q1 of 2008.

CHAMBERS AREA, ALBERTA

The Company holds an average 35% working interest in 10,240 acres (16 sections), with an option on an additional 3,840 acres (six sections) in the Chambers area of Alberta, northwest of Calgary. Over the spring breakup period, Unbridled has taken over as operator of the Chambers play. In this area the Company plans to tie in two wells in Q3, the 3-17-41-11 W5M (“3-17”) and the 6-18-41-11 W5M (“6-18”), for natural gas production, and to spud the Unbridled et al 16-21-41-11 W5M (“16-21”) well. Above-seasonal rainfall has delayed access to the wells during the past few months, however, construction is now underway to build the road to the 16-21 and lay a pipeline to the 3-17 and the 6-18 wells.

When the Company drills the 16-21 well, it will earn 3 of the 6 option sections increasing its acreage position to 12,160 acres in this play. A four mile road is under construction currently to provide access to the 16-21 location. This road is 50% completed and will also be used to access the final future well to secure the additional three option sections. A drilling rig has been secured and the 16-21 well should be spudded in August. Based on success with the 3-17 well, other well control and 3-D seismic coverage, management expects this well to encounter numerous gas-bearing targets, including tight gas sands and a shale target of interest. One of the most prolific targets is the Elkton formation at approximately 10,000 feet, however, a new shale interval also holds significant interest to the Company due to internally generated gas in place estimates. Aside from the prospectivety of the shale interval, wells in the Ferrier area have produced over 20 Bscf (billion standard cubic feet) per well from a combination of reservoirs.

Tie-in Operations

Unbridled has commenced operations to tie in two existing gas wells, the 3-17, having tested at over 3 mmcfe/d (million cubic feet equivalent per day), and the 6-18 with anticipated rates in excess of 450,000 cfe/d. Crews will soon start laying the pipeline into the 3-17 well and the pipeline to the 6-18 is anticipated to follow within 2 months. The pipeline construction and production from the 3-17 well is scheduled to be completed in Q3.

President & CEO, Joe Frantz said, “It is particularly motivating to be evaluating three new, large scale shale gas reservoirs and farm-in opportunities in Canada. The industry continues to be increasingly focused on these plays. At Chambers, we are pleased with the progress we are making on our field work, despite the delays due to rainy weather. Crews are now building a road to our new 16-21 well location which will also be used to access a future earning well to increase our overall acreage position to

14,080 ac. Crews will soon start laying the pipeline into the 3-17 well and the pipeline to the 6-18 will follow within two months“.

About Unbridled Energy

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a lower risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the 580,000 square mile Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact the Company’s Investor Relations Consultant, Mark Mastilliak, at 1-800-940-6781.

*Readers are cautioned that the use of the equivalency measures mmcfe/d (million cubic feet equivalent per day) and cfe/d (cubic feet equivalent per day) may be misleading, particularly if used in isolation. The Company has applied an mmcfe conversion ratio of 1,000 bbl : 6 mmcf, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Forward-looking statements in this news release include statements relating to future gas property acquisitions, the tie in and spudding of wells, and pipeline and road construction plans. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements with respect to the Company’s plans for the use of proceeds include: the volatility of natural gas prices, company operations being adversely affected by weather conditions, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.